Exhibit 99.2

DIGATRADE ACTIVATES SECURTER APP DEVELOPMENT WITH EXILION TECHNOLOGIES INC.

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Vancouver, British Columbia / ACCESSWIRE / February 18, 2020 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com  a financial technology services company, and its subsidiary Securter Systems Inc., have today announced a development agreement with Exilion Technologies Inc. based in Ontario, Canada.

The terms of the agreement which include an immediate start-date; are the initial analysis, development of technical architecture and prototyping. Further development will include the merchant onboarding website, secure transaction management backend, mobile application, and administration tools.  The development scope result will be a working version of the Securter Systems patent pending software application that achieves the goal of our product.

The project engineering lead is Michael Shmulevich, CEO of Exilion Technologies. Mr. Shmulevich is a well-known technology fintech designer and systems strategist. He has vast experience guiding both start-ups and senior corporate planners. Mr. Shmulevich has held top technical management positions at several leading technology companies, and on May 29, 2019, he was appointed as Securter's Vice-President of Engineering.

In recent years, Mr. Shmulevich was involved in producing software architecture and managing software development for a number of increasingly sophisticated financial technology projects that required world-class expertise in trading, risk management, blockchain and cryptocurrency solutions. His engineering leadership will contribute to Securter's ambitious patent strategy, namely, to build upon current patent pending holdings with additional strategic patent filings.

Further information will be made available as it materializes.

ABOUT DIGATRADE

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system, globally, through its new subsidiary; Securter Systems, Inc. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

ABOUT SECURTER

Securter Systems, Inc. is a subsidiary of Digatrade Financial Corp. that is developing proprietary, patent-pending credit card payment platform innovations to increase the security of online credit card payment processing, globally. Securter technology reduces immense losses by financial institutions and merchants that arise from fraudulent credit card use. Securter technology also protects cardholder privacy by eliminating the need to distribute credit card details to multiple commercial 3rd parties, where such information is ordinarily stored, becoming vulnerable to theft or manipulation. Securter technology can and will be integrated into complementary payment methods and fintech protocols, including cryptocurrency and other blockchain derivatives to come for independent platforms. Securter has internal R&D capability and management as well as external fintech business relationships to support Digatrade’s overall business mission.

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G 2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072

www.DigatradeFinancial.com
Investors@Digatrade.com

Forward-Looking Information
This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Technology development may be delayed indefinitely until the Company is able to raise the necessary capital. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.